Free Writing Prospectus (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 October 25, 2007

$[•] Bullish Notes due October 30, 2009 Linked to the Performance of the Euro Medium-Term Notes, Series A, No. F-40

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Initial Valuation Date:	October 25, 2007

Issue Date:	October 31, 2007

Final Valuation Date:	October 27, 2009*

Maturity Date:	October 30, 2009* (resulting in a term to maturity of 2 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

The currency exchange rate between the Euro and the U.S. Dollar (the “EURUSD” currency exchange rate), on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate—the U.S. Dollar per Euro fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FED” to the right of the caption “EUR” at approximately 10:00 a.m., New York time, on the relevant date.

See “Description of Reference Asset” in this free writing prospectus for additional information.

Cap:	1.5500* __________ * The actual number will be determined on the initial observation date and will be between 1.50 and 1.60.

Buffer:	The product of (i) EURUSD initial and (ii) 90%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If EURUSD final is greater than Cap, then the payment at maturity amount per $1000 principal amount of notes is calculated as:

1,000 x	[	100% + 300% x	(	Cap – EURUSDinitial	)	]
Cap

If EURUSD final is less than or equal to Cap and greater than EURUSD initial, then the payment at maturity amount per $1000 principal amount of notes is calculated as:

1,000 x	[	100% + 300% x	(	EURUSDfinal –EURUSDinitial	)	]
EURUSDinitial

If EURUSD final is less than or equal to EURUSD initial and greater than the Buffer, then the payment at maturity amount per $1000 principal amount of notes is $1000.

If EURUSD final is less than or equal to Buffer then the redemption amount is:

1,000 x	[	100% –	(	EURUSDinitial – EURUSDfinal	–10%	)	]
EURUSDinitial

You will lose up to 90% of your investment at maturity if EURUSD final declines from the EURUSD initial by more than 10%.

EURUSD initial:	The level of the reference asset on the initial valuation date.

EURUSD final:	The level of the reference asset on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738GG20 and US06738GG201

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	[•]%	[•]%
Total	$[•]	$[•]	$[•]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

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Hypothetical Examples of Total Return

The Hypothetical Return Table illustrates the hypothetical total return at maturity on the Notes assuming a range of EURUSD final.

The following specific assumptions are made:

•	EURUSD initial: $1.43

•	Cap: 1.5600

•	Buffer: 1.287

The “currency performance” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the EURUSD final to EURUSD initial. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

	EURUSD final	Currency Performance	Payment at Maturity	Total Return on the Notes
	2.8000	97.53%	$1,250.00	25.00%
	2.5000	76.37%	$1,250.00	25.00%
	2.0000	41.09%	$1,250.00	25.00%
	1.9000	34.04%	$1,250.00	25.00%
	1.8000	26.98%	$1,250.00	25.00%
	1.7000	19.93%	$1,250.00	25.00%
	1.6000	12.87%	$1,250.00	25.00%
Cap	1.5600	9.35%	$1,250.00	25.00%
	1.5000	5.82%	$1,140.00	14.00%
	1.4500	2.29%	$1,041.38	4.14%
EURUSD initial	1.4300	0.00%	$1,000.00	0.00%
	1.4000	-1.23%	$1,000.00	0.00%
	1.3500	-4.76%	$1,000.00	0.00%
	1.3000	-8.29%	$1,000.00	0.00%
Buffer	1.2870	-10.00%	$1,000.00	0.00%
	1.2000	-15.34%	$939.16	-6.08%
	1.1000	-22.40%	$869.23	-13.08%
	1.0000	-29.45%	$799.30	-20.07%
	0.8000	-43.56%	$659.44	-34.06%
	0.5000	-64.73%	$449.65	-55.03%
	0.0000	-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: In this case, the EURUSD final is greater than the Cap.

Because the final level of 1.9000 is greater than the hypothetical cap of 1.5600, the investor receives a payment at maturity of $1,250.00 per $1,000 principal amount Note, representing a 25.00% return on investment over the term of the Notes, calculated as follows:

$1,000 x [100% +300% x (1.5600 – 1.43)/1.5600] = $1,250.00

Example 2: In this case, the EURUSD final is less than or equal to the Cap and greater than EURUSD initial.

Because the final level of 1.5000 is less than the hypothetical cap of 1.5600, the investor receives a payment at maturity of $1,140.00 per $1,000 principal amount Note, representing a 14.00% return on investment over the term of the Notes, calculated as follows:

$1,000 x [100% +300% x (1.5000 – 1.43)/1.5000] = $1,140.00

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Example 3: In this case, the EURUSD final is less than or equal to EURUSD initial and greater than the Buffer.

Because the final level of 1.3000 is less than EURUSD initial and greater than the hypothetical Buffer of 1.287, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note, representing a 0% return on investment over the term of the Notes.

Example 4: In this case, the EURUSD final is less than or equal to the Buffer.

Because the final level of 1.1000 is less than the hypothetical buffer of 1.287, the investor receives a payment at maturity of $869.23 per $1,000 principal amount Note, representing a -13.08% return on investment over the term of the Notes, calculated as follows:

$1,000 x {100% - [(1.43 – 1.1000)/1.43 – 10%]} = $869.23

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the final valuation date and the reference level of the EURUSD currency exchange rate on the final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•

Appreciation Potential—The Notes provide the opportunity to participate in performance of the Euro, measured in EURUSD. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the EURUSD final, as compared to the EURUSD initial, of up to 10%. If the EURUSD final declines by more than 10%, you will lose an amount equal to 1 % of the principal amount of your Notes for every 1% that the EURUSD final declines beyond 10%, up to 90% of your investment.

•

Certain U.S. Federal Income Tax Considerations— In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes, and to treat the U.S. dollar as the “predominant currency” for the purposes of applying such rules to your Notes. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

If the Notes are treated as described above and you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different. For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

You should be aware that certain notes linked that are linked to the performance of euro are not treated as debt for federal income tax purposes, but are rather treated as forward or executory in respect of the performance of euro. However, our counsel has advised us that it is more appropriate to treat the Notes as debt for U.S. federal income tax purposes in light of the terms of the Notes and, in particular, the level of principal protection with respect to your Notes.

It is possible that your Notes could be treated in a manner that is different from that described above. For example, it is possible that the euro could be treated as the “predominant currency” for your Notes, in which case you would be required to accrue interest in respect of your Notes based on a euro comparable yield and any loss that you realize upon sale or maturity of your Notes that is attributable to changes in the EURUSD would be ordinary. In addition, it is also possible that the Notes could be treated as a forward or executory contract in respect of the euro and not as debt. You should consult your tax advisor as to the tax consequences of such characterizations and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Notes Bearish on the U.S. dollar—The currency return will only be positive if the value of the U.S. dollar weakens relative to the Euro. If the U.S. dollar appreciates in value relative to the Euro over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Euro and will depend on whether, and the extent to which, the Euro currency performance is positive or negative. Your investment will be exposed to any decline in the EURUSD final beyond the 10% buffer percentage as compared to the EURUSD initial.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the reference level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The EURUSD currency exchange rate, on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

•

the U.S. Dollar per Euro fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FED” to the right of the caption “EUR” at approximately 10:00 a.m., New York time, on the relevant date.

If the Reuters page described above, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

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Historical Information

The following graphs set forth the historical performance of the Euro based on the daily, closing currency exchange rates from [January 1, 2000] through October 23, 2007. We obtained the information regarding the closing currency exchange rates of the EURUSD below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance closing currency exchange rates of the EURUSD should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference level on the final valuation date. We cannot give you assurance that the currency return of the EURUSD currency exchange rate will result in any return in addition to your initial investment.

The reference level of the EURUSD currency exchange rate on October 23, 2007 was 1.4258.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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